UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REAL GOODS SOLAR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601N104

(CUSIP Number)

David L. Belluck (617) 351-2800 Manager Riverside Renewable Energy Investments, LLC, 699 Boylston Street, Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601N104	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. Riverside Renewable Energy Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,830,647 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,830,647 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,830,647 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 75601N104	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS. David L. Belluck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,830,647 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,830,647 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,830,647 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.37%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 75601N104	13D	Page 4 of 8 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $.0001 per share (the “Common Stock”), of Real Goods Solar, Inc., a Colorado corporation (the “Issuer”) having its principal executive office at 833 W. South Boulder Road, Louisville, Colorado 80027-2452.

Item 2.	Identity and Background.

This statement is filed by (i) Riverside Renewable Energy Investments, LLC, a Delaware limited liability company (the “Company”) and (ii) David L. Belluck (the “Manager”), the manager of the Company. The Company and the Manager are sometimes referred to collectively as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is c/o Riverside Renewable Energy Investments, LLC, 699 Boylston Street, Boston, MA 02116.

The principal business of the Company is to hold securities for investment. The principal business of the Manager is his activities on behalf of the Company and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Company is a limited liability company organized under the laws of the State of Delaware. The Manager is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Company, the Issuer, Real Goods Alteris, LLC, a Delaware limited liability company and subsidiary of the Issuer (the “Merger Sub”) and Earth Friendly Energy Group Holdings, LLC, a Delaware limited liability company (“Earth Friendly”), entered into an Agreement and Plan of Merger dated as of June 21, 2011 (the “Merger Agreement”), providing for the merger of the Merger Sub with and into Earth Friendly, with Earth Friendly continuing after the merger as the surviving company and a wholly owned subsidiary of the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. The Merger was consummated on December 19, 2011.

Prior to the Merger, the Company was the owner of 19,560,273 units of Earth Friendly’s outstanding equity interests. In connection with the Merger, the outstanding equity interests of Earth Friendly were automatically converted into the right to receive the Common Stock as set forth in the Merger Agreement. As a result of the Merger, the Company received an aggregate of 7,830,647 shares (the “Record Shares”) of the Common Stock in exchange for its equity interests in Earth Friendly. No part of the purchase price paid by the Company was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Page 4 of 8 Pages

CUSIP No. 75601N104	13D	Page 5 of 8 Pages

Item 4.	Purpose of Transaction.

The Company acquired the Record Shares for investment purposes. Except as set forth above, and except as may result directly or indirectly from the Merger, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Company is the record owner of the Record Shares (i.e., 7,830,647 shares of Common Stock). As the sole manager of the Company, the Manager may be deemed to beneficially own the Record Shares.

Based on the Record Shares, each Reporting Person may be deemed to beneficially own 29.37% of the Common Stock of the Issuer, which percentage is calculated based upon 26,660,640 shares of Common Stock, equal to the sum of (i) the shares of Common Stock reported to be outstanding in the Issuer’s report filed on Form 10-Q with the Securities and Exchange Commission on November 9, 2011, (ii) the shares of Common Stock issued in connection with the closing of the Merger on December 19, 2011, (iii) the shares of Common Stock reported to be converted from shares of Class B Common Stock by Gaiam, Inc. (“Gaiam”) on Gaiam’s report filed on Form 4 with the Securities and Exchange Commission on January 4, 2012, and (iv) issuances of shares of Common Stock to the Issuer’s non-employee and non-beneficial directors on December 31, 2011.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

7,830,647 for each of the Reporting Persons.

Page 5 of 8 Pages

CUSIP No. 75601N104	13D	Page 6 of 8 Pages

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

7,830,647 for each of the Reporting Persons.

(c)	Except for the Merger discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing joint Schedule 13D.

Page 6 of 8 Pages

CUSIP No. 75601N104	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: January 12, 2012

RIVERSIDE RENEWABLE ENERGY INVESTMENTS, LLC

By:	/s/ David L. Belluck
David L. Belluck Manager

/s/ David L. Belluck
David L. Belluck